Securities and Exchange Commission

October 15, 2024

October 15, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sarmad Makhdoom

Cara Lubit

Re: Blue Ridge Bankshares, Inc. (the “Company”)

Form 10-K for fiscal year ended December 31, 2023

Form 10-Q for quarterly period ended June 30, 2024

File No. 001-39165

Dear Mr. Makhdoom and Ms. Lubit:

This letter is provided in response to the comment letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated September 16, 2024. For ease of reference, the comments have been reproduced below in italics followed by the Company’s response.

Form 10-K for fiscal year ended December31, 2023

General

1.
We note your disclosure on pages 2, 5, 14, 62 and 63 regarding the strategic and capital plan, as well as the “BaaS winddown plan” that is an element of liquidity management. We also note the discussion on page 63 regarding your plan to alleviate the substantial doubt about your ability to continue as a going concern. Further, we note your press release included as exhibit 99.1 to your Form 8-K dated April 30, 2024 about various plans and their status, including a two-part critical action plan addressing regulatory remediation efforts. In future periodic filings, please enhance your disclosures regarding these various strategic, capital and winddown plans, including providing a more detailed and robust discussion in Liquidity and Capital Resources regarding your remediation and related plans and any actions that remain outstanding or ongoing.

Response:

The Company acknowledges the comment and confirms that it will enhance its disclosures regarding the Company’s strategic, capital and banking-as-a-service depository (“BaaS”) winddown plans in future periodic filings, including providing a more detailed and robust discussion in the Liquidity and Capital Resources sections of such filings regarding the Company’s regulatory remediation efforts and related plans and any significant actions that remain outstanding or ongoing.

Securities and Exchange Commission

October 15, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio, page 41

2.
We note the tabular disclosure on pages 41-42 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the extent of CRE in your loan portfolio, in future filings, please describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response:

The Company acknowledges the comment and confirms that it will enhance its disclosures in future filings regarding risk management policies, procedures or other actions undertaken by management in response to the current CRE environment.

Deposits, page 48

3.
In future filings, please address the items below with regards to your deposit disclosures.

•
Noting that “core” deposits include various deposit types, clarify what is included in non-core deposits.
•
Enhance your narrative to provide more granularity regarding which change drivers most impacted each deposit category.

Response:

The Company acknowledges the comment and confirms that it will enhance its deposit disclosures in future filings, to the extent material, to clarify what is included in non-core deposits and provide more granularity regarding which change drivers most impacted each deposit category.

4.
We note your increased usage of brokered deposits and your dependence upon an approved waiver to continue using them while a consent order is in place. In future filings, please address the items below.

•
Expand your disclosures, here or elsewhere, to discuss the level at which you expect to maintain brokered deposits as well as any planned changes to deposit composition as you transition away from banking as a service operations.
•
Noting that brokered deposits appear to be time deposits and money market accounts, quantify the amount in each category.
•
If applicable, discuss any policies or internal limits regarding brokered deposit or other deposit concentrations and whether you have complied with such internal requirements.

Response:

The Company acknowledges the comment and confirms that it will expand its disclosures in future filings, to the extent material, to (i) discuss the level at which the Company expects to maintain brokered deposits as well as any planned changes to deposit composition as it transitions away from BaaS operations, (ii) quantify the amounts of brokered deposits in the time deposits and money market accounts categories, and (iii) discuss any policies or internal limits regarding brokered deposit or other deposit concentrations and whether it has complied with such internal requirements, if applicable.

Borrowings, page 49

5.
We note your disclosure of FHLB and FRB borrowings. In future filings,please enhance your narrative here to fulsomely tie quantitative changes to underlying drivers.

Securities and Exchange Commission

October 15, 2024

Response:

The Company acknowledges the comment and confirms that it will enhance its narrative disclosures relating to FHLB and FRB borrowings in future filings to more fulsomely tie quantitative changes to underlying drivers.

Liquidity, page 49

6.
We note your disclosures regarding available sources of liquidity, including your tabular disclosure regarding FHLB and FRB borrowings on page 49. In future filings, please consider:

•
adding tabular disclosure of all available sources of liquidity by type of borrowing capacity (e.g., Federal Home Loan Bank borrowings, FRB borrowing capacity,etc.), with the table showing total borrowing capacity, less borrowings outstanding, remaining capacity, and additional sources of liquidity (e.g., cash, securities, etc.) to arrive at total available liquidity; and
•
discussing available sources of liquidity measured against levels of uninsured or total deposits, to the extent that you consider this internally in managing your liquidity levels.

Response:

The Company acknowledges the comment and confirms that it will add tabular disclosure of available sources of liquidity by type of borrowing capacity in future filings. The Company also confirms that it will enhance its disclosures regarding available sources of liquidity measured against levels of uninsured or total deposits in future filings, to the extent that it considers this internally in managing the Company’s liquidity levels.

Note 4. Loans and Allowance for Credit Losses, page 79

7.
We note that you present gross loan information and credit quality information (e.g., past due information, risk grades, etc.) by loan category (Commercial and Industrial, Real Estate – Construction, commercial, Real Estate – Construction, residential, Real Estate – Mortgage, commercial, Real Estate – Mortgage, residential). We also note that you disclose the allocation of Allowance for Credit Losses(“ACL”) by these loan categories at the end of the period on page 44. However, your disclosure of the ACL rollforward on page 79 is presented only at the major loan segment (i.e., Commercial and Consumer) level. Please revise your disclosure, in future filings, to provide a rollforward by portfolio segment, consistent with your loan category and other credit quality disclosures. Refer to ASC 326-20-50-13.

Response:

The Company acknowledges the comment and confirms that it will revise its disclosures in future filings to provide a rollforward by loan portfolio segment, consistent with the Company’s loan category and other credit quality disclosures.

Form 10-Q for quarterly period ended June 30, 2024

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Private Placements, page 37

8.
We note your disclosures here and in the footnotes regarding warrants issued as part of your private placements, including that holders have an option for, but do not appear to be compelled to use, cashless exercise. Please provide us with your accounting analysis regarding balance sheet classification for the warrants. Include specific references to authoritative guidance you relied upon in reaching your conclusions.

Securities and Exchange Commission

October 15, 2024

Response:

The Company acknowledges the comment and provides the following analysis in support of equity classification. Please refer to Exhibits 4.3 and 4.4 to the Current Report on Form 8-K filed April 5, 2024 for the full text of the forms of the warrants issued in the private placements (the “Warrant(s)”).

The Company evaluated the Warrants utilizing the authoritative guidance in Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”), as step 1, and ASC 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”), updated by Accounting Standards Update (“ASU”) 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”).

ASC 480

In determining whether the Warrants meet the criteria in ASC 480 for liability classification, the Company evaluated the following four criteria:

1)
Are the Warrants legally detachable from the shares with which they were issued? The Warrants are not part of a “unit” or other security and, while contracted to the same investors in and at the time of the private placements, the Warrants are separate securities from the preferred or common shares, as applicable, issued in the private placements.
2)
Are the Warrants separately exercisable without terminating the shares with which they were issued? The Warrants can be separately exercisable without affecting the terms of another holder’s warrant or the rights of the preferred or common shares, as applicable, issued in the private placements.

Based on the above responses, the Warrants were deemed to be freestanding financial instruments. With this determination, the following criteria were evaluated:

3)
Is there an obligation to repurchase the entity’s shares by transferring assets? The Warrants are exercisable into shares of the Company’s stock and there is no obligation for the Company to transfer any asset in settlement of the Warrants.
4)
Is there an obligation to issue a variable number of shares? If warrants are exercisable into a fixed number of shares, this criterion is not met. The Warrants are exercisable to a fixed number of shares and cannot exceed an amount specified in the Warrant contract.

As the Warrants do not meet the criteria for liability classification under ASC 480, they were evaluated for equity classification under ASC 815-40, updated by ASU 2020-06.

ASC 815-40 and ASU 2020-06

1)
Does the entity have sufficient authorized and unissued shares available for issuance? The Company has an adequate number of shares available for issuance upon the exercise of the Warrants.
2)
Do the Warrant agreements contain an explicit limit on the number of shares to be delivered in a share settlement? The Warrant contracts specify a fixed number of shares to be issued upon exercise. The agreements contain a cashless exercise feature in the event the shares to be issued upon exercise are unregistered1. In the event of a cashless exercise, the Warrant contract provides a fixed formula for determining the number of Warrants to be surrendered to meet the exchange price. Importantly, a cashless exercise would result in a fewer number of preferred or common shares, as applicable, issued upon exercise.
3)
Are cash payments required to be made to the Warrant holder in the event the Company fails to make timely SEC filings? The Warrant contracts are silent with respect to cash payments in the event of failure to make timely SEC filings. There are no provisions under which cash payments are required to be made by the

Securities and Exchange Commission

October 15, 2024

Company.
4)
Are there cash-settled top-off or make-whole provisions within the Warrant agreement? There are no provisions under which cash payments or other consideration are required to be paid by the Company. The Warrants are exercisable for shares only.

The Company believes, based on the analysis set forth above, that the Warrants should be classified as equity on the Company’s balance sheet.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at (804) 518-2606 or by email at Judy.Gavant@mybrb.bank.

Sincerely,

/s/ Judy C. Gavant

Judy C. Gavant

Executive Vice President and Chief Financial Officer

Blue Ridge Bankshares, Inc.

______________________________________________

1 Registration of the Company’s common shares issued, and to be issued, in connection with the private placements became effective July 29, 2024; therefore, the cashless exercise feature is no longer applicable.